UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

The Madison Square Garden Company

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826P 100

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,553,121
	8.	Shared voting power 6,065,377
	9.	Sole dispositive power 2,553,121
	10.	Shared dispositive power 6,065,377
11.	Aggregate amount beneficially owned by each reporting person 8,618,498
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 12.1%
14.	Type of reporting person IN

*	Excludes 5,514,163 shares of The Madison Square Garden Company Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of The Madison Square Garden Company Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 639,982
	8.	Shared voting power 7,978,516
	9.	Sole dispositive power 639,982
	10.	Shared dispositive power 7,978,516
11.	Aggregate amount beneficially owned by each reporting person 8,618,498
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 12.1%
14.	Type of reporting person IN

*	Excludes 5,514,163 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 332,374
	8.	Shared voting power 975,581
	9.	Sole dispositive power 332,374
	10.	Shared dispositive power 975,581
11.	Aggregate amount beneficially owned by each reporting person 1,307,955
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person IN

*	Excludes 12,646,441 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 40,767
	8.	Shared voting power 966,844
	9.	Sole dispositive power 40,767
	10.	Shared dispositive power 966,844
11.	Aggregate amount beneficially owned by each reporting person 1,007,611
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person IN

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 33,751
	8.	Shared voting power 940,797
	9.	Sole dispositive power 33,751
	10.	Shared dispositive power 940,797
11.	Aggregate amount beneficially owned by each reporting person 974,548
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person IN

*	Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Kathleen M. Dolan, individually, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts
Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 36,867
	8.	Shared voting power 5,739,923
	9.	Sole dispositive power 36,867
	10.	Shared dispositive power 5,739,923
11.	Aggregate amount beneficially owned by each reporting person 5,776,790
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.4%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 8,089,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,363
	8.	Shared voting power 939,591
	9.	Sole dispositive power 8,363
	10.	Shared dispositive power 939,591
11.	Aggregate amount beneficially owned by each reporting person 947,954
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,647
	8.	Shared voting power 1,001,718
	9.	Sole dispositive power 3,647
	10.	Shared dispositive power 1,001,718
11.	Aggregate amount beneficially owned by each reporting person 1,005,365
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.6%
14.	Type of reporting person IN

*	Excludes 434,274 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 302,647
	8.	Shared voting power 5,135,808
	9.	Sole dispositive power 302,647
	10.	Shared dispositive power 5,135,808
11.	Aggregate amount beneficially owned by each reporting person 5,438,455
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 8.0%
14.	Type of reporting person IN

*	Excludes 8,540,267 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 95,820
	8.	Shared voting power 1,938,845
	9.	Sole dispositive power 95,820
	10.	Shared dispositive power 1,938,845
11.	Aggregate amount beneficially owned by each reporting person 2,034,665
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 3.1%
14.	Type of reporting person IN

*	Excludes 11,742,616 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,387
	8.	Shared voting power 1,907,110
	9.	Sole dispositive power 2,387
	10.	Shared dispositive power 1,907,110
11.	Aggregate amount beneficially owned by each reporting person 1,909,497
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person IN

*	Excludes 11,770,795 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.

Name of reporting person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Charles F. Dolan 2009 Family Trusts

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,839
	8.	Shared voting power 7,036,591
	9.	Sole dispositive power 6,839
	10.	Shared dispositive power 7,036,591
11.	Aggregate amount beneficially owned by each reporting person 7,043,430
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 10.0%
14.	Type of reporting person IN

*	Excludes 6,735,271 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,845
	8.	Shared voting power 0
	9.	Sole dispositive power 966,845
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,845
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,845
	8.	Shared voting power 0
	9.	Sole dispositive power 966,845
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,845
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 938,666
	8.	Shared voting power 0
	9.	Sole dispositive power 938,666
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 938,666
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 933,879
	8.	Shared voting power 0
	9.	Sole dispositive power 933,879
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 933,879
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,844
	8.	Shared voting power 0
	9.	Sole dispositive power 966,844
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,844
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 966,844
	8.	Shared voting power 0
	9.	Sole dispositive power 966,844
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 966,844
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person OO

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 912,843
	8.	Shared voting power 0
	9.	Sole dispositive power 912,843
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 912,843
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person OO

*	Excludes 12,689,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 912,843
	8.	Shared voting power 0
	9.	Sole dispositive power 912,843
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 912,843
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person OO

*	Excludes 12,689,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 830,843
	8.	Shared voting power 0
	9.	Sole dispositive power 830,843
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 830,843
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.3%
14.	Type of reporting person OO

*	Excludes 12,771,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 837,843
	8.	Shared voting power 0
	9.	Sole dispositive power 837,843
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 837,843
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.3%
14.	Type of reporting person OO

*	Excludes 12,764,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 900,843
	8.	Shared voting power 0
	9.	Sole dispositive power 900,843
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 900,843
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.4%
14.	Type of reporting person OO

*	Excludes 12,701,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 732,843
	8.	Shared voting power 0
	9.	Sole dispositive power 732,843
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 732,843
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person OO

*	Excludes 12,869,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Ryan Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,156
	8.	Shared voting power 0
	9.	Sole dispositive power 15,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,156
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 55826P 100

1.	Name of reporting person Tara Dolan 1989 Trust
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds 00 – See Item 3 of Statement
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 15,156
	8.	Shared voting power 0
	9.	Sole dispositive power 15,156
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 15,156
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒*
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person OO

*	Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of The Madison Square Garden Company (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) Charles F. Dolan and Helen A. Dolan to reflect certain transactions in Issuer securities as described below.

The Schedule 13D (the “Schedule”) filed by the original Group Members on February 12, 2010, as amended and supplemented by Amendment No. 1 filed on November 19, 2010, Amendment No. 2 filed on March 10, 2011, Amendment No. 3 filed on September 16, 2011, Amendment No. 4 filed on October 3, 2012, Amendment No. 5 filed on May 22, 2013 and Amendment No. 6 filed on August 22, 2013, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 7.

Item 2	Identity and Background

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, and each of the 2009 Family Trusts; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne E. Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On September 11, 2013, Charles F. Dolan through the CFD 2009 Trust and Helen A. Dolan through the HAD 2009 Trust repaid promissory notes held by each of the 2009 Family Trusts with shares of the Issuer’s Class B Common Stock as described in Item 5 below.

For additional information regarding the share transfers and promissory notes, see Item 5(c) below.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Each of the transactions described in Item 3 above effected on September 11, 2013 was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 14,865,643 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,277,088 shares of Class A Common Stock (including options to purchase 230,750 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 19% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Individuals who are Group Members solely in their capacity as trustees of trusts that are Group Members may be deemed to beneficially own an additional 430,008 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 8,618,498 shares of Class A Common Stock, including (i) 544,106 shares of Class A Common Stock (including options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,553,121 shares of Class A Common Stock (including 55,999 shares of Class A Common Stock and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally, and 2,386,122 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,065,377 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 5,688,270 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 639,982 shares of Class B Common Stock owned by the HAD 2009 Trust and 5,048,288 shares of Class B Common Stock owned by the 2009 Family Trusts). He disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 5,688,270 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 639,982 shares of Class B Common Stock owned by the HAD 2009 Trust and 5,048,288 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 8,618,498 shares of Class A Common Stock, including (i) 544,106 shares of Class A Common Stock (including options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have

(a) the sole power to vote or direct the vote of 639,982 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the HAD 2009 Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,978,516 shares of Class A Common Stock (including 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 55,999 shares of Class A Common Stock and options to purchase 111,000 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan, and 7,434,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,386,122 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 5,048,288 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 297,337 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 55,999 shares of Class A Common Stock and options to purchase 111,000 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 7,434,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,386,122 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 5,048,288 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1,307,955 shares of Class A Common Stock, including (i) 365,841 shares of Class A Common Stock (including options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 942,114 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 332,374 shares of Class A Common Stock (including 204,743 shares of Class A Common Stock owned of record personally, 1,475 shares of Class A Common Stock held as custodian for one or more minor children and options to purchase 111,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 975,581 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 4,324 shares of Class A Common Stock owned of record personally by his spouse, 388 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 2,775 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,475 shares of Class A Common Stock held as custodian for one or more minor children, 4,324 shares of Class A common Stock owned of record personally by his spouse, 2,775 shares of Class A Common Stock owned of record by members of his household, 388 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,007,611 shares of Class A Common Stock, including (i) 80,653 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,767 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A

Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 974,548 shares of Class A Common Stock, including (i) 88,533 shares of Class A Common Stock (including options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 33,751 shares of Class A Common Stock (including 30,751 shares of Class A Common Stock and options to purchase 3,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 940,797 shares of Class A Common Stock (including 4,256 shares of Class A Common Stock owned jointly with his spouse, 300 shares of Class A Common Stock owned of record by his spouse, 1,850 shares of Class A Common Stock owned of record by members of his household and 512 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,850 shares of Class A Common Stock owned of record by members of his household, 300 shares of Class A Common Stock owned of record by his spouse, 512 shares of Class A Common Stock held by the Mucci Trust, and 47,864 shares of Class A Common Stock and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,776,790 shares of Class A Common Stock, including (i) 277,783 shares of Class A Common Stock and (ii) 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 36,867 shares of Class A Common Stock (including 4,705 shares of Class A Common Stock owned of record personally and 1,850 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,739,923 shares of Class A Common Stock (including an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 1,850 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 947,954 shares of Class A Common Stock, including (i) 57,152 shares of Class A Common Stock (including options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,363 shares of Class A Common Stock (including 6,363 shares of Class A Common Stock, options to purchase 2,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 939,591 shares of Class A Common Stock (including 925 shares of Class A Common Stock held by a member of her household, 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 925 shares of Class A Common Stock held by a member of her household, and 47,864 shares of Class A Common Stock and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,005,365 shares of Class A Common Stock, including (i) 86,384 shares of Class A Common Stock (including options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,647 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,001,718 shares of Class A Common Stock (including 24,373 shares of Class A Common Stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 24,373 shares of Class A Common Stock and options to purchase 3,750 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 5,438,455 shares of Class A Common Stock, including (i) 390,167 shares of Class A Common Stock and (ii) 5,048,288 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 302,647 shares of Class A Common Stock (including 3,442 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,135,808 shares of Class A Common Stock (including 1,850 shares of Class A Common Stock owned jointly with his spouse, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 5,048,288 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan

Charitable Remainder Trust, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 5,048,288 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,034,665 shares of Class A Common Stock, including (i) 188,726 shares of Class A Common Stock, and (ii) 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 95,820 shares of Class A Common Stock (including 4,378 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,938,845 shares of Class A Common Stock (including 5,156 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 4,378 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,909,497 shares of Class A Common Stock, including (i) 91,737 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,387 shares of Class A Common Stock (including 1,225 shares of Class A Common Stock owned of record personally and 1,162 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,907,110 shares of Class A Common Stock (including 950 shares of Class A Common Stock owned jointly with his spouse, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,162 shares of Class A Common Stock held as custodian for a minor child, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 7,043,430 shares of Class A Common Stock, including (i) 190,146 shares of Class A Common Stock and (ii) 6,853,284 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B

Common Stock. This aggregate amount represents approximately 10.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,839 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,853,284 shares of Class A Common Stock (including 7,809 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 5,048,288 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 6,839 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 5,048,288 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 933,879 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 912,843 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 899,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 912,843 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 899,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 830,843 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 817,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 837,843 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 824,348 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 900,843 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 887,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 732,843 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 719,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On September 11, 2013, Charles F. Dolan and Helen A. Dolan repaid principal and interest on promissory notes in the amounts set forth in the tables below held by the trusts listed in the tables below through the transfer by the CFD 2009 Trust and the HAD 2009 Trust, respectively, to each of the respective trusts of the number of shares of Class B Common Stock listed in the table below. The shares were valued at $54.895 per share, the mean of the high and low trading price for the Class A Common Stock on September 11, 2013, for such purpose.

Number of shares of Class B Common Stock transferred to Trust	Principal and Interest Repaid by Charles F. Dolan	Transferee
163,397	$8,969,678.32	CFD 2009 Family Trust FBO James L. Dolan

163,397	$8,969,678.32	CFD 2009 Family Trust FBO Thomas C. Dolan

163,397	$8,969,678.32	CFD 2009 Family Trust FBO Patrick F. Dolan

163,397	$8,969,678.32	CFD 2009 Family Trust FBO Kathleen M. Dolan

163,397	$8,969,678.32	CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney

163,397	$8,969,678.32	CFD 2009 Family Trust FBO Marianne E. Dolan Weber

Number of shares of Class B Common Stock transferred to Trust	Principal and Interest Repaid by Helen A. Dolan	Transferee
218,336	$11,985,554.72	CFD 2009 Family Trust FBO James L. Dolan

218,336	$11,985,554.72	CFD 2009 Family Trust FBO Thomas C. Dolan

218,336	$11,985,554.72	CFD 2009 Family Trust FBO Patrick F. Dolan

218,336	$11,985,554.72	CFD 2009 Family Trust FBO Kathleen M. Dolan

218,336	$11,985,554.72	CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney

218,336	$11,985,554.72	CFD 2009 Family Trust FBO Marianne E. Dolan Weber

On September 17, 2013, James L. Dolan received a compensatory grant from the Issuer of restricted stock units over 15,280 shares of Class A Common Stock.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.7: Joint Filing Agreement, dated September 20, 2013.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 20, 2013

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

DAVID M. DOLAN, not individually, but as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
David M. Dolan

PAUL J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

*
Paul J. Dolan

MATTHEW J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

*
Matthew J. Dolan

MARY S. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact